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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the
Securities Exchange Act of 1934

For the month of July, 2005
Commission File No. 1-11284

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐                        No ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐                        No ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Furnished herewith are:

Exhibit 99.1	Press Release dated July 6, 2005 of Falconbridge Limited regarding "Falconbridge Announces Webcast of Second Quarter 2005 Financial Results Conference Call".
Exhibit 99.2	Press Release dated July 14, 2005 of Falconbridge Limited regarding "Falconbridge's Altonorte Smelter Starts Molybdenum Production after Completing Roaster Transformation".
Exhibit 99.3	Press Release dated July 21, 2005 of Falconbridge Limited regarding "Falconbridge Limited Sells Wheel Manufacturer and Distributor to Platinum Equity".
Exhibit 99.4	Press Release dated July 29, 2005 of Falconbridge Limited regarding "Falconbridge Receives TSX Approval for Normal Course Issuer Bid".
Exhibit 99.5	Press Release dated July 29, 2005 of Falconbridge Limited regarding "Falconbridge Reports 2005 Second Quarter Net Earnings of US$202 Million — Noranda and Falconbridge Complete Merger".

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
(Registrant)
August 10, 2005
	By:	/s/ STEPHEN K. YOUNG Stephen K. Young — Corporate Secretary

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated July 6, 2005 of Falconbridge Limited regarding "Falconbridge Announces Webcast of Second Quarter 2005 Financial Results Conference Call".
99.2	Press Release dated July 14, 2005 of Falconbridge Limited regarding "Falconbridge's Altonorte Smelter Starts Molybdenum Production after Completing Roaster Transformation".
99.3	Press Release dated July 21, 2005 of Falconbridge Limited regarding "Falconbridge Limited Sells Wheel Manufacturer and Distributor to Platinum Equity".
99.4	Press Release dated July 29, 2005 of Falconbridge Limited regarding "Falconbridge Receives TSX Approval for Normal Course Issuer Bid".
99.5	Press Release dated July 29, 2005 of Falconbridge Limited regarding "Falconbridge Reports 2005 Second Quarter Net Earnings of US$202 Million — Noranda and Falconbridge Complete Merger".

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SIGNATURES
Exhibit Index